Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

$4,500,000* The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Notes due 2022

*	This pricing supplement amendment relates to $3,000,000 face amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement amendment. $1,500,000 face amount of the notes traded on November 21, 2014 as described in the accompanying pricing supplement no. 3311 dated November 21, 2014. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147QN36) and ISIN (US38147QN368) numbers. In this pricing supplement amendment, the term “notes” means, collectively, the reopened notes and the original notes.

We will pay you interest semi-annually on your notes at a rate of 2.25% per annum from and including November 26, 2014 to but excluding November 26, 2017. We will pay you interest semi-annually on your notes at a rate of 3.25% per annum from and including November 26, 2017 to but excluding November 26, 2019. We will pay you interest semi-annually on your notes at a rate of 4.50% per annum from and including November 26, 2019 to but excluding November 26, 2020. We will pay you interest semi-annually on your notes at a rate of 5.00% per annum from and including November 26, 2020 to but excluding November 26, 2021. We will pay you interest semi-annually on your notes at a rate of 7.50% per annum from and including November 26, 2021 to but excluding the stated maturity date (November 26, 2022). Interest will be paid on each May 26 and November 26. The first such payment will be made on May 26, 2015.

In addition, we may redeem the notes at our option, in whole but not in part, on each February 26, May 26,
August 26 and November 26 on or after November 26, 2015, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial price to public	100.00%	$4,500,000
Underwriting discount	1.85% of the face amount for the $1,500,000 face amount of notes traded on November 21, 2014; and 1.65% of the face amount for the $3,000,000 face amount of notes traded on December 2, 2014	$77,250
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	98.15% of the face amount for the $1,500,000 face amount of notes traded on November 21, 2014; and 98.35% of the face amount for the $3,000,000 face amount of notes traded on December 2, 2014	$4,422,750

The initial price to public set forth above does not include accrued interest. While the original issue date of the reopened notes is December 5, 2014, interest on the reopened notes will accrue from November 26, 2014 or the most recent interest payment date on which interest is paid and such accrued and unpaid interest must be paid by the purchaser of reopened notes to but excluding the original issue date of the reopened notes (December 5, 2014) or to but excluding any later delivery date if the reopened notes are delivered after December 5, 2014.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Amendment No. 1 to Pricing Supplement No. 3311 dated December 2, 2014.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement amendment and the accompanying documents listed below. This pricing supplement amendment constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Pricing Supplement No. 3311 dated November 21, 2014

•	Prospectus supplement dated September 15, 2014

•	Prospectus dated September 15, 2014

The information in this pricing supplement amendment supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This amendment no. 1, dated December 2, 2014 (pricing supplement amendment) to the pricing supplement no. 3311 dated November 21, 2014 (accompanying pricing supplement) and the accompanying prospectus dated September 15, 2014 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement amendment, the accompanying pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated September 15, 2014 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement amendment have the meanings given them in the accompanying pricing supplement, the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement amendment summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying pricing supplement, the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2022

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $4,500,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade dates: November 21, 2014 and December 2, 2014; the notes that traded on November 21, 2014 have the same CUSIP and ISIN numbers as the notes that traded on December 2, 2014

Original issue date: December 5, 2014 (for the reopened notes) and November 26, 2014 (for the original notes)

Stated maturity date: November 26, 2022

Interest rate: 2.25% per annum from and including November 26, 2014 to but excluding November 26, 2017; 3.25% per annum from and including November 26, 2017 to but excluding November 26, 2019; 4.50% per annum from and including November 26, 2019 to but excluding November 26, 2020; 5.00% per annum from and including November 26, 2020 to but excluding November 26, 2021; 7.50% per annum from and including November 26, 2021 to but excluding November 26, 2022

Supplemental discussion of U.S. federal income tax consequences: Subject to the discussion set forth in the section referenced below regarding short-term debt securities, it is the opinion of Sidley Austin LLP that interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note.

Interest payment dates: May 26 and November 26 of each year, commencing on May 26, 2015 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each February 26, May 26, August 26 and November 26 on or after November 26, 2015, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 118 of the accompanying prospectus

PS-2

CUSIP no.: 38147QN36

ISIN no.: US38147QN368

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2017.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note: the description of the 30/360 day count convention appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Interest Rates and Interest” in the accompanying prospectus, the description of New York business day appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Days” in the accompanying prospectus, the description of the following unadjusted business day convention appearing under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Day Conventions” in the accompanying prospectus and the section “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance” in the accompanying prospectus.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each February 26, May 26, August 26 and November 26 on or after November 26, 2015, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

As of the original issue date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on November 26, 2017 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on November 26, 2017. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in the interest rate on November 26, 2019, November 26, 2020 and November 26, 2021. If the notes are not called on the interest payment date occurring on November 26, 2021 then, because the period between the interest payment date on November 26, 2021 and the stated maturity date of the notes is one year or less, the notes, upon their deemed reissuance on November 26, 2021, could be treated as short-term debt securities for OID purposes (but not for purposes of determining the holding period of your notes). For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

Under this approach, and subject to the discussion above regarding short-term debt securities, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$2,250,000
Incapital LLC	2,250,000

Total	$4,500,000

Notes sold by the underwriters to the public will initially be offered or were offered, as applicable, at the applicable initial price to public set forth on the cover of this pricing supplement amendment. The underwriters intend to purchase or purchased, as applicable, notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 1.85% of the face amount for the $1,500,000 face amount of notes traded on November 21, 2014 and a discount of 1.65% of the face amount for the $3,000,000 face amount of notes traded on December 2, 2014. Any notes sold by the underwriters to securities dealers may be sold or were sold, as applicable, at a discount from the initial price to public of up to 1.45% of the face amount for the $1,500,000 face amount of notes traded on November 21, 2014 and a discount from the initial price to public of up to 1.25% of the face amount for the $3,000,000 face amount of notes traded on December 2, 2014. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the reopened notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $15,000.

We will deliver the reopened notes against payment therefor in New York, New York on December 5, 2014, which is the third scheduled business day following the date of this pricing supplement amendment and of the pricing of the reopened notes.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Incapital LLC that they may make a market in the notes. Goldman, Sachs & Co. and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman, Sachs & Co., one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 117 of the accompanying prospectus.

VALIDITY OF THE REOPENED NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this pricing supplement amendment have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement amendment, the accompanying pricing supplement no. 3311, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement amendment, the accompanying pricing supplement no. 3311, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement amendment, the accompanying pricing supplement no. 3311, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Amendment No. 1 to Pricing Supplement

Page
Specific Terms of the Notes	PS-2
Additional Information About the Notes	PS-4
Supplemental Plan of Distribution	PS-6
Validity of the Reopened Notes	PS-7

Pricing Supplement No. 3311 dated November 21, 2014
Specific Terms of the Notes	PS-2
Additional Information About the Notes	PS-4
Supplemental Plan of Distribution	PS-6
Validity of the Notes	PS-8

Prospectus Supplement dated September 15, 2014
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Debt Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120

$4,500,000

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate

Notes due 2022

Goldman, Sachs & Co.

Incapital LLC